UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free Translation]

BANCO SANTANDER (BRASIL) S.A.
Public-Held Company with Authorized Capital
Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001 -42
Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING
HELD ON MARCH 22, 2010

DATE, TIME, AND PLACE:

March 22, 2010, at 4:00 p.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The totality of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:

(a) Approve the declaration of interests on the Company’s capital in the total amount of R$ 400,000,000.00, according to the proposal approved at the Board of Executive Officers Meeting held on March 15, 2010; (b) Approve the creation of the Company’s Appointment and Compensation Committee; (c) Approve the exoneration of the Company’s Executive Officers; and (d) Acknowledgement of the semi-annual Report related to the Ombudsman activities on 31.12.2009, and of the content of letter DESUP/GTSP1/COSUP-02-2010/1026, dated March 10, 2010.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, and based on the documents submitted to the Directors, which will be filed at the Company’s main place of business, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

(a) Approve, pursuant to article 17, item XVIII, of the Company’s Bylaws, the Proposal of the Board of Executive Officers, according to the meeting held on March 15, 2010, at 11:00 a.m., to declare, ad referendum of the General Annual Meeting to be held on 2011, interests on the Company’s capital, related to the first quarter of 2010, in the gross amount of R$ 400,000,000.00 (four hundred million reais), corresponding to R$ 0.957706816 per batch of one thousand (1,000) common shares, R$ 1.053477498 per batch of one thousand (1,000) preferred shares, and R$ 105.34774978 per batch of one thousand (1,000) Units, which after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 0.8140507936 per batch of one thousand (1,000) common shares, R$ 0.8954558733 per batch of one thousand (1,000) preferred shares, and R$ 89.5455873130 per batch of one thousand (1,000) Units, except for immune and/or exempt shareholders. According to the Proposal of the Board of Executive Officers, shareholders registered in the Company’s books at the end of March 22, 2010, including, shall be entitled to the interests on the Company’s capital herein proposed. Therefore, as of March 23, 2010, including, the Company’s shares shall be traded “ex-interests on capital”. The amount of the interests on capital hereby approved shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2010, and shall be paid on such date to be timely disclosed, according to the Notice to the Shareholders to be published, without any compensation as monetary correction. Finally, the Directors authorized the Board of Executive Officers to take all measures required to publish the relevant “Notice to the Shareholders”, to disclose the resolutions herein to the market;

(b) Approve, pursuant to article 17, item XXVIII, of the Company’s Bylaws, the creation of the Company’s Appointment and Compensation Committee, an advisory body of the Board of Directors, without decision-making powers, which has the purpose to propose to the Board of Directors recommendations regarding the matters of its competence. The Appointment and Compensation Committee shall have the following characteristics: 1. Composition: no less than 03 and no more than 05 members; 2. Operation: the Appointment and Compensation Committee shall have an internal regulation, which shall govern, amongst other matters, those of the competence of the Committee, the operation rules and the periodicity of the meetings, which shall be held semi-annually. The Appointment and Compensation Committee shall also have a coordinator and an advisory secretary; 3. Competences: the Appointment and Compensation Committee shall have, amongst others, the following competences: (a) identify, analyze, and propose candidates for the Board of Directors (whether or not independent) and for the position of CEO of the Company; (b) discuss and issue recommendations about succession plans of the Company’s managers; (c) propose criteria for performance evaluation of the managers; and (d) review and discuss the policies and guidelines of managers’ compensation. The Directors recorded in the Minutes that the appointment of the members of the Appointment and Compensation Committee shall be timely made. Finally, the Directors authorized the Company’s management to take all measures required to perfect the creation of the Committee and to prepare its internal regulation;

(c) Ratify, pursuant to article 17, item III, of the Company’s Bylaws, the exoneration of the following Company’s Executive Officers: (c.1) Mr. Armando Zara Pompeu, a Brazilian citizen, married, business administrator, holder of identification card (“RG”) # 13.543.945 issued by SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) under number 049.881.818-71, as Company’s Executive Officer, for which he was elected at the Meeting of the Board of Directors held on August 15, 2008, exonerated from the office on the last February 24, 2010; (c.2) Mr. Sérgio Fraiman Blatyta, a Brazilian citizen, single, engineer, holder of RG # 11.621.685-2 SSP/SP, registered with the CPF/MF under number 081.286.258-96, as Company’s Executive Officer, for which he was elected at the Meeting of the Board of Directors held on July 2, 2007, exonerated from the office on the last March 8, 2010; and (c.3) Mr. João Eduardo de Assis Pacheco Dacache, a Brazilian citizen, married, economist, holder of RG # 069.485.118 IFP/RJ, registered with the CPF/MF under number 810.349.207-82, for which he was elected at Meeting of the Board of Directors held on July 2, 2007, exonerated from the office on the last March 16, 2010; and

(d) Acknowledge, pursuant to article 31, item VI, of the Company’s Bylaws, of the Semi-Annual Report related to the Ombudsman activities on 31.12.2009, delivered to the Brazilian Central Bank on February 26, 2010. In addition, the Directors acknowledged the content of letter DESUP/GTSP1/COSUP-02-2010/0126, dated March 10, 2010, submitted by the mentioned autarchy, where the result of inspection performed in the Company and main institutions of the Conglomerate during the 4th trimester of 2009 aiming at checking the compliance with regulations on Ombudsman activities, Taxes, Total Effective Cost, and Accessibility Requirements.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was read and approved, and signed by all Directors and the Secretary. São Paulo, March 22, 2010. (sgd.) Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________
Marco Antônio Martins de Araújo Filho
Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 22, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President